

June 22, 2017

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603


Re: Smart Trust 335
        File Nos. 333-218418 and 811-21429


Dear Mr. Anderson:

On June 1, 2017, you filed a registration statement on Form S-6 for Smart Trust 335 (E-Commerce Ecosystem Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. The first sentence of the third paragraph states that the sponsor considered, among other things, market capitalization in selecting the securities. Please add more detailed disclosure of the Trust's market capitalization policy (*e.g.*, whether it invests in companies with small market capitalizations) and please add any corresponding risks of such investments to the Principal Risk Considerations section of the Investment Summary.

2. The last sentence of the third paragraph states that the Trust will invest "at least 80% of the value of its assets in securities of companies involved in some aspect of the E-Commerce Ecosystem". Please revise this investment policy so that, instead of stating that a company is "involved in some aspect of the E-Commerce Ecosystem", it sets forth specific criteria that show that a company is in the E-Commerce industry (*e.g.*, earning at least 50% of revenue or profit or devoting at least 50% of assets to the E-Commerce industry). *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act"). In addition, please clarify whether "assets" in this sentence refers to "total assets" or to "net assets (plus borrowings for investment purposes)". *See* Rule 35d-1(d)(2) under the 1940 Act.

3. Please explain to us why the term "ecosystem" in the Trust's name does not suggest that the Trust focuses its investments in a particular type of investment. *See* Rule 35d-1(a)(2)(i) under the 1940 Act.

Investment Summary — Principal Risk Considerations (Pages A-3-A-4)

4. Please add a risk factor that describes the risks of investments in companies involved in E-commerce. Please also add risk factors that describe the risks of the various Global Industry Classification Sub-Industries identified in the Principal Investment Strategy section of the Investment Summary (*e.g.*, Air Freight & Logistics).

PROSPECTUS (PART B)

Risk Consideration — Foreign Issuer Risk (Page B-2)

5. Please add a reference to the Trust's investments in foreign issuers to the Principal Investment Strategy section of the Investment Summary. Please also add disclosure of the risk of investing in foreign issuers to the Principal Risk Considerations section of the Investment Summary.

Risk Consideration — Emerging Markets (Page B-3)

6. Please add a reference to the Trust's investments in emerging market issuers to the Principal Investment Strategy section of the Investment Summary. Please also add disclosure of the risk of investing in emerging market issuers to the Principal Risk Considerations section of the Investment Summary.

Public Offering — Distribution of Units (Page B-9)

7. The first sentence of the fourth paragraph refers to the concessions "set forth in the table above". Since the concession information is not set forth in a table but in the text above, please revise this disclosure accordingly.

GENERAL COMMENTS

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.

* * * * * * *

In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel